Exhibit 99.02

News release…

Date: 16 November 2007
Ref: PR578g

Rio Tinto Investor seminar

Tom Albanese, chief executive and Guy Elliott, chief financial officer will host a Rio Tinto presentation on Monday 26 November 2007 commencing at 9.00am.

The briefing is expected to last for approximately two hours.

The presentation will be transmitted live over the internet via webcast. A teleconference facility will also be available for participation in the question and answer session. Conference call numbers will be released on the morning of 26 November.

Access to the webcast will be via the home page of the Rio Tinto website at www.riotinto.com where the ‘quick links’ section will contain a link to the Rio Tinto presentation webcast.

An archive copy of the presentation will be available from the Rio Tinto website after the event.

The presentation will be held at The London Stock Exchange, 10 Paternoster Square, London, EC4M 7LS. Security is very tight at the LSE and access will only be granted if you have registered your name in advance.

For further information and registration please email questions@riotinto.com

Rio Tinto plc  6 St James’s Square  London SW1Y 4LD

Telephone 020 7930 2399  Fax 020 7930 3249

REGISTERED OFFICE:  6 St James’s Square  London SW1Y 4LD  Registered in England No. 719885

Rio Tinto contact information:

Media Relations, London	Media Relations, Australia

Christina Mills	Ian Head
Office: +44 (0) 20 8080 1306	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 408 360 101

Nick Cobban	Amanda Buckley
Office: +44 (0) 20 8080 1305	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 419 801 349

Investor Relations, London	Investor Relations, Australia

Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Investor Relations, North America
Office: +44 (0) 20 7753 2326
Mobile: +44 (0) 7920 010 978	Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645

Email: questions@riotinto.com	Website: www.riotinto.com

High resolution photographs available at: www.newscast.co.uk